Exhibit 1

Suite 920-475 West Georgia Street Vancouver, BC V6B 4M9	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER REPORTS 2005 YEAR END FINANCIAL RESULTS

Vancouver, March 31, 2006 - Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) today filed its financial results for the year ended December 31, 2005. Complete financial statements will be included in the Company’s 2005 Annual Report to be mailed to shareholders. All monetary amounts are expressed in United States dollars unless otherwise stated.

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

Financial Results

The Company prepares its financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. In 2005, the Company recorded a loss of $3.4 million as compared to a loss of $0.3 million in 2004. Peru Copper’s administration expenses increased to $4.2 million for 2005, from $0.5 million for the 2004 year, primarily as a result of new operating expenses incurred from the increase in corporate activities and an increase in stock-based compensation. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current year, stock-based compensation of $1.8 million was expensed in respect to the vesting of options to directors, officers, employees and consultants, compared to $0.7 million 2004. Accounting and legal fees increased to $1.0 million primarily due to the costs associated with meeting filing obligations in Canada as well as the United States, including F-1 amendments and preparation of SOX 404 compliance. Additionally, Peru Copper incurred salary and director fees of $0.6 million during the year, compared to $0.2 million in 2004. In 2004, the Company experienced a foreign exchange gain, which resulted from the period of time between the Company receiving funds from the IPO in Canadian dollars and the transfer of these dollars into US funds. These expenses were offset by $0.8 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.

All of the Company’s $17.2 million of exploration expenses during 2005 have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $17.2 million are: $6.2 million for drilling of 88,100 meters; salaries and consulting of $3.6 million; supplies and general of $2.5 million; value added tax of $1.7 million; assays and sampling of $1.2 million; advance royalty payment of $1.0 million; stock-based compensation of $0.5 million; acquisition and lease of $0.3 million and other costs of $0.2 million. The Company has 58 employees and several consultants working on the Toromocho Project.

Liquidity and Capital Resources

Peru Copper had cash and cash equivalents of $26.7 million at December 31, 2005 as compared with $40.7 million at December 31, 2004. On December 31, 2005, $24.2 million was held in US dollars.

Peru Copper had a working capital of $27.7 million and $41.4 million as at December 31, 2005 and December 31, 2004, respectively.

From January 1, 2006 to March 27, 2006, the Company received cash proceeds of $ 40.4 million on the exercise of 20,113,100 common share purchase warrants and 155,000 share purchase options.

Exploration and Development Program

On February 9, 2006, the Company announced the completion of its pre-feasibility study on the Toromocho Project. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum, the pre-feasibility study estimates a Net Present Value (NPV) of US$814 million from commencement of construction and an after-tax Internal Rate of Return (IRR) of 16.0%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.

On March 6, 2006, the Company announced a new independent mineral reserve and resource estimate for its Toromocho Project. The Toromocho Project now has 1.26 billion tonnes of proven and probable reserves at an average copper equivalent of 0.68% and an additional 715 million tonnes as measured and indicated resource at an average copper equivalent of 0.70%. The resulting total reserve and resource estimate of 1.976 billion tonnes is an increase of 142 million tonnes over the previously announced measured and indicated resource of 1.834 billion tonnes. The study also reported 151 million tonnes of inferred mineralized material at an average copper equivalent of 0.61%. Toromocho is now estimated to have 22 billion pounds of contained copper and over 840 million pounds of molybdenum.

On March 20, 2006, the Company announced that it had signed an agreement which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz, a privately held Peruvian mining company. PCI will pay U.S.$1.0 million for a six-month option period during which a due diligence review will be made of the Austria Duvaz holdings, facilities and operations. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.

On March 27, 2006, the Company filed an updated Technical Report based on the results of the recent pre-feasibility study for the Company’s Toromocho Project. The technical report was prepared by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona. Changes in the Technical Report result in an increase in the estimated Net Present Value (“NPV”) of the Company’s Toromocho Project from US$814 million to US$922 million and increase in the estimated Internal Rate of Return (“IRR”) from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.

Other Information

A copy of the Company’s financial statements and related notes for the period ended December 31, 2005, together with Management’s Discussion and Analysis of financial condition and results of operations have been filed on SEDAR and are available at www.sedar.com and on the Company’s web site at www.perucopper.com.

Peru Copper was formed for the purpose of exploring and developing the Toromocho copper project located in Peru. The rights to the project were acquired by the Company through a privatization carried out by the Peruvian government in mid 2003. Toromocho is a large porphyry copper deposit with molybdenum and silver credits located in the Morococha mining district of central Peru. For a more extensive description of the Company’s activities, please refer to the Company’s web site at www.perucopper.com.

Peru Copper has filed a National Instrument 43-101 technical report regarding the pre-feasibility study. Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43-101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this press release. For sampling and assaying information please refer to the IMC Technical Report dated August 25th, 2004 which is available on SEDAR (www.sedar.com). Mr. J.W. Gulyas, Professional Engineer, of SNC-Lavalin is the independent “qualified person”, within the meaning of National Instrument 43-101, that reviewed and approved the engineering report on the process plant. Dr. Martin C. Kuhn, P.E. of MAG is the independent “qualified person” within the meaning of National Instrument 43-101 that prepared the report of metallurgical investigations and has reviewed and approved the disclosures of applicable metallurgical data.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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